STARFIELD RESOURCES INC. (Tier 1) PRESS RELEASE	October 13, 2005
Corporate Office:	#SRU-18-05
Suite 420-625 Howe Street
Vancouver, BC CANADA	SRU – TSX.V
V6C 2T6	SRFDF – OTC BB
Tel: (604) 608-0400 Fax: (604) 608-0344
Toll Free: (877) 233-2244 Email: corporate@starfieldres.com
Website: http://www.starfieldres.com	Page 1 of 2
Ferguson Lake Nickel-Copper-Cobalt-Platinum-Palladium Project, Nunavut, Canada

STARFIELD RESOURCES INC. ANNOUNCES
ITS MULTI-PHASED EXPLORATION & DEVELOPMENT PLAN
FOR 2005/2006

October 11, 2005, Vancouver, B.C., Canada, Starfield Resources Inc., Symbol: SRU (TSX.V), SRFDF (OTCBB) outlines its comprehensive Exploration and Development plan for its Copper+Nickel+Cobalt+Palladium+Platinum Ferguson Lake Property West Zone resource and its surrounding 1,200,000 acres of mineral claims located in the Nunavut Territory in northern Canada.

The 2005/2006 Plan covers facets of advanced exploration and resource development including joint venture partnerships, financing, site evaluation for a permanent camp and processing facilities, environmental impact studies, and measurement of indicated and inferred resources with a focus on the West Side of Ferguson Lake. This Plan was implemented in 2005 and continues into 2006 consisting of the following elements:

Joint Venture Partner Negotiations:
Resources outlined to date on the West side of the property have advanced this portion of the project to a stage where substantial synergies would result from partnering with an experienced mining company to accelerate development. Qualified mining companies have signed confidentiality agreements with the Company; however, the investor is cautioned that they are of a preliminary nature.

Financial Agency Negotiations:
Starfield is currently selecting a financial advisor to assist in evaluating partnerships and mine development structuring.

Environmental and Site Development Studies:
In a move to prepare the property for regulatory permits and developmental planning, the Company has contracted Rescan Environmental Services Ltd. They have constructed an environmental weather monitoring station, conducted lake and stream water testing and monitoring, and undertaken archaeological and engineering site development evaluations. The Company intends to make application for mining leases on the West Zone preparatory for construction of a new airstrip, camp and pilot plant facilities.

Metallurgical Testing:
In order to determine the recoveries of Nickel/Copper/Cobalt/Palladium/Platinum metal from the massive sulphide resources, Starfield has initiated metallurgical testing at the laboratories of Kingston Process Metallurgy affiliated with Queens University.

The Company has contracted Intec Ltd., Sydney, Australia to test hydrometallurgical leaching of massive sulphide mineralization from the potential pit area. Intec Ltd. is utilizing their patented halogen Copper & Nickel Process.

Concurrently at SGS-Lakefield Research, Johannesburg, South Africa, flotation studies on both low sulphide and base metal sulphide mineralization were conducted. PGE recovery from the low sulphide testing proved to be excellent. Specific specialized process evaluation of the base metal flotation is continuing.

West Zone Resource Evaluation:
Mining engineer and well-known geostatistician Dr. Isobel Clark has visited the property and is preparing a report evaluating both base metal and precious metal (PGE’s) resources for the West Side of Ferguson Lake. This report will assist in guiding future delineation drilling and will be used in the scoping study.

Scoping Study Preparation:
Pincock Allen & Holt, Denver, Colorado have been contracted to prepare a scoping study for the West Side of the Ferguson Lake Project. This independent Technical Report will be a conceptual study examining the possible project development economics including potentially mineable open pit and/or underground resources. This scoping study will also assist in the future resource and reserve planning necessary for development of the West side of the Ferguson Lake Project..

These components of Starfield Resources 2005/2006 Exploration and Development Plan are part of the comprehensive program that the Company has undertaken to advance the project towards production. The Ferguson Lake Copper + Nickel + Cobalt + Palladium + Platinum Project is a large undeveloped magmatic sulphide base and precious metal deposit. The Project’s development will have a major economic impact for Nunavut and for Canada.

For more information, please call Starfield Resources Inc. at (604) 608-0400, or Toll Free: 1-877-233-2244. Website: http://www.starfieldres.com     E-mail: corporate@starfieldres.com

On behalf of the Board of Directors,

“Glen C. Macdonald”

Glen C. Macdonald, P.Geo., Director

Mr. MacDonald is the Qualified Person under National Institute 43-101 responsible for the preparation of any technical statistics contained in this News Release.

This communication to shareholders and the public contains certain forward-looking statements. Actual results may differ materially from those indicated by such statements. All statements, other than statements of historical fact, included herein, including, without limitations statements regarding future production, are forward looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.